

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Navdeep Gupta
Executive Vice President and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, PA 15108

> **Re: Dick's Sporting Goods, Inc.**
> **Form 10-K for Fiscal Year Ended January 28, 2023**
> **Filed March 23, 2023**
> **File No. 001-31463**

Dear Navdeep Gupta:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services